January 19, 2012

Via EDGAR and Hand-Delivery

Mr. H. Roger Schwall

Assistant Director, Natural Resources

United States Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Re:	Matador Resources Company

Amendment No. 2 to Registration Statement on Form S-1

Filed December 30, 2011

Amendment No. 3 to Registration Statement on Form S-1

Filed January 17, 2012

File No. 333-176263

Dear Mr. Schwall:

On behalf of Matador Resources Company (the “Company”), we are submitting the Company’s responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated January 18, 2012, with respect to the Company’s Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-176263, filed with the SEC on December 30, 2011 (“Amendment No. 2”) and the Company’s Amendment No. 3 to the Registration Statement on Form S-1, File No. 333-176263, filed with the SEC on January 17, 2012 (“Amendment No. 3”), which amended the Company’s Registration Statement filed with the SEC on August 12, 2011 (the “Registration Statement”), as previously amended.

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”). For your convenience, we will hand deliver three full copies of Amendment No. 4, as well as three copies of Amendment No. 4 that are marked to show all changes made since the filing of Amendment No. 3.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the marked version of Amendment No. 4 unless otherwise specified.

Amendment No. 3 to Registration Statement on S-1

Principal and Selling Shareholders, page 169

1.

We note that you have added a number of selling security holders other than natural persons. Please disclose whether or not any selling security holder is a broker-dealer or an affiliate of a broker-dealer. If any seller is a broker-dealer who acquired securities other than as compensation for underwriting activities, then please revise your prospectus to state that such broker-dealer is an underwriter. If any seller is an affiliate of a broker-dealer,

Mr. H. Roger Schwall

January 19, 2012

then, if correct, please revise your prospectus to state that the seller purchased in the ordinary course of business and at the time of the purchase of securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make those statements, please disclose that such seller is an underwriter.

Response: In response to the Staff’s comment, the Company has revised pages 170 – 175 to identify the selling security holders that are affiliated with a broker-dealer and to provide the requested disclosure. Except as otherwise set forth in the footnotes to the “Principal and Selling Shareholders” table, each of the selling shareholders has represented to the Company that it is not a broker-dealer or an affiliate of a broker-dealer. Page 170 has been revised to disclose this fact.

2.	We note your disclosure in footnote 4 to the table that Wellington Management has an indirect interest in 7,335,003 shares through its capacity as an investment advisor in which it may be deemed to share beneficial ownership over the shares held by its client accounts. Please revise your disclosure to clarify, if correct, that the client accounts you reference are those that are otherwise disclosed in the table.

Response: In response to the Staff’s comment, the Company has revised footnote 6 (formerly footnote 4) on page 172 to identify the client accounts for which Wellington Management serves as an investment advisor, each of which is also disclosed in the “Principal and Selling Shareholders” table.

Directed Share Program, page 187

3.	We note that the anticipated dollar amount of the proposed sale in the directed share program to Joseph Wm. Foran exceeds $120,000. As such, please describe the proposed sale under your “Certain Relationships and Related Party Transactions” section, pursuant to Item 404 of Regulation S-K.

Response: Page 164 has been revised to provide the requested disclosure under the heading “Participation in Our Initial Public Offering.”

Condensed Consolidated Financial Statements, page F-48

4.	Please be advised that if the anticipated effective date of your registration statement falls after 45 days subsequent to the end of the fiscal year ended December 31, 2010, your filing must include audited financial statements for the most recently completed fiscal year ended December 31, 2011. Refer to Rules 3-12 and 3-01(c) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment.

5.	Please continue to monitor your need to file an updated consent from your auditor.

Response: The Company acknowledges the Staff’s comment.

Exhibits

Mr. H. Roger Schwall

January 19, 2012

6.	We note that beginning in Amendment No. 2 you changed your exhibit numbering system, such that certain previously filed exhibits are now filed under an exhibit number that will not be reflected as such in the exhibit index in your registration statement as declared effective. Please revise the exhibit index to match the numbering system in place when your exhibits were originally filed, and re-file exhibits as necessary. Alternatively, please revise your exhibit index to specify for each exhibit the exhibit number under which it was filed, the amendment number with which the exhibit was filed, and the date that such exhibit was filed, such as “filed as Ex. No. XXX to Amendment No. 1 filed [date].”

Response: In response to the Staff’s comment, the Company has revised the exhibit index to specify for each exhibit the exhibit number under which it was filed, the amendment number with which the exhibit was filed, and the date that such exhibit was filed.

Enclosed herewith is a statement from the Company regarding (i) the responsibility of the Company for the adequacy and accuracy of the disclosure in the filings; (ii) the fact that the Staff’s comments or changes in disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the fact that the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities law of the United States.

Please let me know if the responses are acceptable. You can reach me at 214.651.5562.

Very truly yours,

/s/ Janice V. Sharry

Janice V. Sharry

Direct Phone Number: 214.651.5562

Direct Fax Number: 214.200.7065

Janice.sharry@haynesboone.com

cc:	Joseph Wm. Foran

David E. Lancaster

Doug Berman

Daryl Robertson

Matador Resources Company

One Lincoln Centre

5400 LBJ Freeway, Suite 1500

Dallas, Texas 75240

January 19, 2012

Mr. H. Roger Schwall

Assistant Director, Natural Resources

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Matador Resources Company
Amendment No. 2 to Registration Statement on Form S-1
Filed December 30, 2011
Amendment No. 3 to Registration Statement on Form S-1
Filed January 17, 2012
File No. 333-176263

Dear Mr. Schwall:

In conjunction with the responses to the letter dated January 18, 2012, containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced filings, Matador Resources Company (the “Company”) hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	The Staff’s comments or changes to disclosures in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

Matador Resources Company

By:	/s/ David E. Lancaster
Name:	David E. Lancaster
Title:	Executive Vice President, Chief Operating Officer and Chief Financial Officer